Mail Stop 3561

June 15, 2009

Paul Hanrahan
Chief Executive Officer
AES Corporation.
4300 Wilson Boulevard
Arlington, VA 22203

> **Re:** **AES Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 2, 2009**
> **File No. 001-12291**

Dear Mr. Hanrahan:

We have reviewed your responses to our letter dated May 8, 2009 and have the following additional comments. In each of our comments below, please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

1. We note your responses to comments 1, 4 and 5 in our letter dated May 8, 2009. In each case, as requested in our initial letter, please generally provide us with your intended disclosure and/or format for future filings.

2. We note your response to comment 2 in our letter dated May 8, 2009. We reissue our comment. As you noted, the exhibits were filed in accordance with Item 610(b)(10) of Regulation S-K and Item 610(b)(10) does not contain a materiality provision for schedules and exhibits to agreements required to be filed. The agreements as filed are incomplete. Please file with your next periodic or current report complete copies of these agreements including all exhibits, attachments and schedules.

Definitive Proxy Statement on Schedule 14A

Transactions with Related Person, page 57

3. We note your response to comment 10 in our letter dated May 8, 2009 and we reissue our prior comment. The disclosures required by Item 404 of Regulation S-K are subject to our Plain English requirements; see our executive compensation and related person Release Nos. 33-8732A and 34-54302A. In this regard, we note your use of the defined term "related persons." Please revise your disclosure to explain who related persons are and your procedures for review, approval or ratification of transactions with "related persons." Please also augment your disclosure to state whether "related persons" are required to obtain prior approval before entering into a transaction with you. We further note your disclosure "the Audit Committee and/or Nominating, Governance and Corporate Responsibility Committee reviews such transactions and makes determinations regarding their appropriateness and impact on our assessment of 'related persons' and Director independence and, where appropriate, approves or ratifies such transactions."   We also note your Code of Conduct states "We will avoid situations that could create or appear to create a conflict between our personal interests and the interests of AES." Based on your disclosure and your Code of Conduct it appears that the Audit Committee and/or Nominating, Governance and Corporate Responsibility Committee would review transactions "that could create or appear to create a conflict between our personal interest and the interest of AES." Please expand you disclosure to explain how the applicable committee determines what constitutes a related party's "personal interest" in a transaction or in other words how you determine whether a related party is interested in a transaction.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director